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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Kummer, Randy L.		January 1, 2003
	1100 Superior Avenue (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Cleveland-Cliffs Inc (CLF)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Cleveland, OH 44114 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Senior Vice Pres. - Human Resources
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Shares		1,018		(D)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Retention Units		(1)	(1)		Common Shares	450		1 - for -1		(D)

	Retention Units		(2)	(2)		Common Shares	900		1 - for -1		(D)

	Retention Units		(3)	(3)		Common Shares	1,500		1 - for -1		(D)

Explanation of Responses:

(1) Represents a grant of Retention Units to the Reporting Person under the Cleveland-Cliffs Inc Long-Term Incentive Program covering the period January 1, 2000 through December 31, 2002 (Incentive Period). Payment of the Retention Units will be made in cash after the completion of the Incentive Period based upon the employment by the Company of the Reporting Person and the market value of a Common Share of the Company on the last day of the Incentive Period.

(2) Represents a grant of Retention Units to the Reporting Person under the Cleveland-Cliffs Inc Long-Term Incentive Program covering the period January 1, 2001 through December 31, 2003 (Incentive Period). Payment of the Retention Units will be made in cash after the completion of the Incentive Period based upon the employment by the Company of the Reporting Person and the market value of a Common Share of the Company on the last day of the Incentive Period.

(3) Represents a grant of Retention Units to the Reporting Person under the Cleveland-Cliffs Inc Long-Term Incentive Program covering the period January 1, 2002 through December 31, 2004 (Incentive Period). Payment of the Retention Units will be made in cash after the completion of the Incentive Period based upon the employment by the Company of the Reporting Person and the market value of a Common Share of the Company on the last day of the Incentive Period.

/s/ Randy L. Kummer	January 9, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.